

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Philip Gross
Chief Executive Officer and Director
Snow Lake Resources Ltd.
242 Hargrave Street, #1700
Winnipeg, Manitoba R3C 0V1 Canada

> **Re: Snow Lake Resources Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 28, 2021**
> **File No. 333-254755**

Dear Mr. Gross :

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates, page ii

1.   Please note that amendments to your registration statement filed after June 30, 2021 will need to include the mineral property disclosures that are required under Items 1300 to 1305 of Regulation S-K. Please refer to the Answer to Question 155.03 of our Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be located on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We note your statement you may report mineral resources and provide other terminology/determinations under the Australasian Code for Reporting of Exploration

Results (JORC Code) or National Instrument 43-101 (NI 43-101). Other definitions and/or standards established under the JORC Code or NI 43-101 are not reciprocally recognized under S-K 1300 and are not permitted in Commission filings. Please revise your filing and ensure all disclosure conforms to the disclosure requirements of Regulation S-K 1300.

Competent Person Statement, page ii

3.   We note your reference to a technical report titled "Resource Estimates for the Thompson Brothers Project" and a recent resource update for your property by Nova Minerals Ltd. Please file your technical report summary for your resource disclosure as required by Item 1302(b)(2)(i) of Regulation S-K.

Registration Statement Fee Table, page 1

4.   Please clarify footnote 2 to disclose whether you are registering the common shares underlying the Representative's Warrants. Disclosure on page 108 provides that "the Representative's Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after the effective date of the registration statement related to this offering."

Prospectus Summary, page 3

5.   We note the disclosure that you intend to apply for "B Corporation" certification. Please tell us whether you intend on receiving such certification in your jurisdiction of incorporation prior to this offering and include balancing disclosure that you may not receive such certification.

Our Opportunity, page 4

6.   We note disclosure on page 4 that your Thompson Brothers Lithium Project is strategically located in Manitoba, Canada, "ideally situated to economically deliver mined and processed lithium products" to the EV battery industry serving North America's Auto Alley from Michigan to the southern United States, and that your "strategic proximity to the major US EV manufacturing markets should make [you] an attractive source for offtake agreements with lithium battery and/or EV manufacturers who will need to secure their raw material supplies." Please clarify if you also intend to contemporaneously process or refine the lithium ore further into commercial lithium products once you are a producing mine. In this regard, you disclose on page 11 that in the longer term you expect to derive substantial revenues from becoming a strategic supplier of battery-grade lithium hydroxide to the growing electric vehicle and battery storage markets. If you intend to enter into agreements with third-parties to process and refine the ore into commercial lithium products, please revise your opportunity and competitive strengths disclosures accordingly. For example, you disclose on page 53 that the majority of lithium production and downstream EV battery supply is currently based

in China.

The Thompson Brothers Lithium Project, page 4

7.   We note that Nova Minerals Ltd has reported a resource update for your Thompson Brothers Lithium Project. Please update your filing accordingly.

8.   We also note your resource estimates were determined using a cut off grade of 0.6% Li_2O and the recent resource update utilized a 0.30% Li_2O cutoff grade. Please disclose the method of calculation for your cut off grade determinations and include the parameters used. These parameters may include the lithium carbonate price, mining/processing operating costs, and metallurgical recovery as required by Item 1302(d)(2) of Regulation S-K.

9.   We note your metallurgical test work indicated a composite sample of your processed materials could be upgraded to a salable commercial grade spodumene concentrate. Please disclose your metallurgical recovery based on this test work.

Risk Factors
Risks Related to Our Business and Industry
Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area., page 14

10.   Please explain your reference to future production entailing the "fully electrified" mining of, the sorting and concentrating of, and the production of our spodumene lithium into a lithium hydroxide.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 36

11.   Please clarify the services provided to the company categorized as "consulting fees" as compared to that of "professional fees." For example, for the comparison of the "Years Ended June 30, 2020 and 2019" you disclose that consulting fees decreased because you switched from an international accounting firm to a Vancouver firm, and that professional fees are those that you pay to professional advisors, such as our accountants and legal counsel.

Our Mineral Project - Thompson Brothers Lithium Project, page 60

12.   We note your reference to a historic resource estimate in this section and elsewhere in your filing. A historic estimate is not considered current and cannot be filed in support of disclosure. See Item 1304(h) of Regulation S-K and revise your filing as necessary.

Overview, page 60

13.   We note your disclosure of an exploration target in this section. Please modify your filing and provide additional disclosure information as required by Item 1302(c) of Regulation

S-K.

<u>Management</u>
<u>Compensation of Directors and Officers, page 83</u>

14.   Please tell us whether the Company has disclosed, or is required to disclose in Manitoba, Canada or elsewhere, the compensation of its officers and directors on an individual basis for its most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

<u>Note 6 - Share Capital and Reserves, page F-31</u>

15.   On March 8, 2019 you entered into an agreement with Nova Minerals, Ltd. to purchase Thompson Bros. in exchange for 47,999,900 common shares and assigned the shares no value. On the same date you issued one additional share to Nova in exchange for having been re-assigned their loan to Thompson Bros and assigned that one share $1,519,013 in value.   We also note page F-34 discloses that your related party loan with Thompson Bros. has been eliminated upon consolidation. Please provide your accounting basis for the recognition and measurement of common shares issued to Nova citing the applicable guidance in IFRS that supports your view.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Philip Gross